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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                         KLLM Transport Services, Inc.
                              (Name of the Issuer)
                              --------------------
                         KLLM Transport Services, Inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   482498102
                     (CUSIP Number of Class of Securities)
                              --------------------

                                Leland R. Speed
          Chairman of the Special Committee of the Board of Directors
                         KLLM Transport Services, Inc.
                              135 Riverview Drive
                          Richland, Mississippi 39218
                                 (601) 939-2545
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With copies to:
                             Sidney J. Nurkin, Esq.
                               Alston & Bird LLP
                              One Atlantic Center
                           1201 West Peachtree Street
                             Atlanta, Georgia 30309
                                 (404) 881-7000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transaction, passed upon the merits or fairness of the transaction, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

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This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [X] A tender offer.

d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                           Calculation of Filing Fee
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                 Transaction
                  Valuation*                              Amount of Filing Fee
-------------------------------------------------------------------------------
                 $27,485,558                                      $5,498
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     * Estimated for purposes of calculating the amount of the filing fee only.
The filing fee calculation assumes the purchase of all the outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the "Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), except for 689,123 Shares beneficially owned by William J. Liles, III, at a per Share price of $8.05 in cash, without interest. As of May 25, 2000, there were 4,103,478 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 3,414,355 Shares and $8.05 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of the one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,498         Filing Party: High Road Acquisition Corp.
Form or Registration No.: Schedule TO  Date Filed: June 2, 2000

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     This Statement relates to the tender offer being made by High Road
Acquisition Subsidiary Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of High Road Acquisition Corp., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock of KLLM Transport Services, Inc., a Delaware corporation (the "Company") not owned by Purchaser or its affiliates at a purchase price of $8.05 per share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, (the "Offer Price") upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 2, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "High Road Offer"). The High Road Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission (the "Commission") on June 2, 2000, as amended by Amendment No. 1 filed by the Company with the Commission

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on June 22, 2000 (the "Schedule 14D-9"). The High Road Offer is being made in accordance with the Plan of Agreement and Merger, dated as of May 25, 2000, among Parent, Purchaser and the Company (the "Merger Agreement"), a copy of which is attached hereto as Exhibit (e)(1). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent, Purchaser, any of their respective subsidiaries, the Company or its subsidiary, which Shares will be cancelled, and Shares, if any, held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive $8.05 in cash or any greater amount per Share paid pursuant to the High Road Offer (the "Merger Consideration"). A copy of the Merger Agreement is attached hereto as Exhibit
(e)(1) to the Schedule 14D-9 filed by the Company with the Commission on June 2, 2000, and is incorporated herein by reference.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 1.   Summary Term Sheet.

          The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.   Subject Company Information.

          (a) Name and Address. The information set forth in Item 1(a) "Subject Company Information -- Name and Address" in the Schedule 14D-9 is incorporated herein by reference.

          (b) Securities. The information set forth in Item 1(b) "Subject Company Information -- Securities" in the Schedule 14D-9 is incorporated herein by reference.

          (c) Trading Market and Price. The information set forth in the first two paragraphs of Section 5 "Price Range of Shares; Cash Dividends" in the Offer to Purchase is incorporated herein by reference.

          (d)  Dividends. The information set forth in the third paragraph of
Section 5 "Price Range of Shares; Cash Dividends" in the Offer to Purchase is incorporated herein by reference.

          (e)  Prior Public Offerings.  Not applicable.

          (f)  Prior Stock Purchases.  Not applicable.


Item 3.  Identity and Background of Filing Person

          (a) through (c) Name and Address, Business and Background of Entities and Business and Background of Natural Persons. The information set forth in
Item 1(a) "Subject Company Information -- Name and Address" and Annex B "Certain Information Concerning the

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Company" and "Information Concerning Directors and Executive Officers of the
Company" in the Schedule 14D-9 is incorporated herein by reference. The filing company is the subject person.


Item 4.  Terms of the Transaction.

         (a) Material Terms. The information set forth in the Offer to Purchase under "Introduction" and in Section VIII "Federal Income Tax Consequences",
Section 1 "Terms of the Offer; Expiration Date", Section 2 "Acceptance for Payment and Payment for Shares; Subsequent Offering Period", Section 3 "Procedure for Tendering Shares", Section 4 "Withdrawal Rights", Section 9 "The Merger Agreement", Section 11 "Conditions of the Offer", Section 12 "Legal Matters and Regulatory Approvals" and Schedule III "Section 262 of the Delaware General Corporation Law" is incorporated herein by reference.

         (c) Different Terms.  Not applicable.

         (d) Appraisal Rights. The information set forth in the first two paragraphs of Section VI "Appraisal Rights" and Schedule III "Section 262 of the Delaware General Corporation Law" in the Offer to Purchase is incorporated herein by reference.

         (e) Provisions for Unaffiliated Security Holders. The Company has made no provisions in connection with the transaction to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

         (f) Eligibility for Listing or Trading.  Not applicable.


Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a) through (c) and (e) Transactions, Significant Corporate Events, Negotiations or Contacts and Agreements Involving the Subject Company's Securities. The information contained in Item 3(d) "Past Contacts, Transactions, Negotiations and Agreements", Item 4(b)(i) "Background of the High Road Offer; Contact with Parent" and under "Certain Relationships and Related Transactions" in Annex B to the Schedule 14D-9 is incorporated herein by reference.


Item 6.  Purposes of the Transaction and Plans or Proposals.

         (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under "Introduction - Purpose of the Offer; The Merger Agreement", in Section II "Purpose of, Effects of, Alternatives to, and Reasons for the Offer and Merger; Plans for the Company" and in Section 9 "The Merger Agreement" is incorporated herein by reference.

         (c) (1) through (8) Plans. The information contained in Item 2(d) "Identity and Background of Filing Person - Tender Offer", Item 4(b)(i) "Background of the High Road Offer; Contact with Parent", Item 8(b) "Additional Information - Other Material Information - Information Provided Pursuant to Rule 14f-1 Under the Exchange Act", including the information in Annex B to the
Schedule 14D-9, and information contained in Section 6 "Effect of the Offer on the Market for Shares; Stock Quotation; Margin Regulations; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

                                      -4-
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Item 7.  Purposes, Alternatives, Reasons and Effects.

         (a) through (c) Purposes, Alternatives and Reasons. The information contained in Item 4(b)(i) "Background of the High Road Offer; Contact with Parent" and Item 4(b)(ii) "Reasons for the Recommendation of the Board of Directors" in the Schedule 14D-9 is incorporated herein by reference.

         (d) Effects. The information contained in Section II "Purpose of, Effects of, Alternatives to, and Reasons for the Offer and Merger; Plans for the Company- Effects of the Offer and Merger" and "- Plans for the Company", Section VIII "Federal Income Tax Consequences" and Section 6 "Effect of the Offer on the Market for Shares; Stock Quotation; Margin Regulations; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

         (a) through (f) Fairness, Factors Considered in Determining Fairness, Approval of Security Holders and Unaffiliated Representative, Approval of Directors and Other Offers. The information set forth in Item 4(b)(i) "Background of the High Road Offer; Contact with Parent" and Item 4(b)(ii) "Reasons for the Recommendation of the Board of Directors" in the Schedule 14D-9 is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

         (a) Report, Opinion or Appraisal. The information set forth in Item 4(b)(i) "Background of the High Road Offer; Contact with Parent" and Item 4(b)(ii) "Reasons for the Recommendation of the Board of Directors" in the
Schedule 14D-9 is incorporated herein by reference.

         (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in Item 4(b)(i) "Background of the High Road Offer; Contact with Parent" and Item 4(b)(ii) "Reasons for the Recommendation of the Board of Directors" and Item 5(a) "Person/Assets, Retained, Employed, Compensated or Used- Solicitations or Recommendations" in the Schedule 14D-9 is incorporated herein by reference.

         (c) Availability of Documents. Annex A and Exhibit (a)(8) of the
Schedule 14D-9 are incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

         (a) and (b) Source of Funds and Conditions. The information set forth under "Introduction" and in Section 10 "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

         (c) Expenses. The information set forth in the first paragraph of Item 5(a) "Person/Assets, Retained, Employed, Compensated or Used - Solicitations or Recommendations" and under Item 8(b) "Additional Information - other Material Information - Fees and Expenses" of the Schedule 14D-9 is incorporated herein by reference.

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         (d) Borrowed Funds. The information set forth under "Introduction" and in Section 10 "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company.

         (a) Securities Ownership. The information set forth under "Security Ownership of Certain Beneficial Owners and Management" in Annex B of the
Schedule 14D-9 is incorporated herein by reference.

         (b) Securities Transactions. The information set forth in Item 6(b) "Interest in Securities of the Subject Company" of the Schedule 14D-9 is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in Item 4(c) "Intent to Tender" of the Schedule 14D-9 is incorporated herein by reference.

         (e) Recommendation of Others. The information set forth under "Introduction" and in Section IV "Position of Parent and Purchaser as to the Fairness of the Offer and Merger" in the Offer to Purchase is incorporated herein by reference.

Item 13.  Financial Statements.

         (a)  Financial Information.

              (1) The audited financial statements of the Company as of and for the fiscal years ended January 1, 1999, and December 31, 1998, are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the SEC on March 30, 2000.

              (2) The unaudited consolidated financial statements of the Company for the thirteen weeks ended March 31, 2000, and April 2, 1999, are incorporated herein by reference to Item 1 "Financial Statements" of Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the SEC on May 15, 2000.

              (3) and (4) The information contained in Section 7 "Information Concerning the Company - Financial Information" in the Offer to Purchase is incorporated herein by reference.

         (b) Pro Forma Information. Because the consideration offered is solely of cash and the offer is for all outstanding Shares, the Company believes that pro forma financial information is not material to a stockholder's decision of whether to sell, tender or hold the Shares pursuant to the offer.

         (c) Summary Information. The information contained in Section 7 "Information Concerning the Company - Financial Information" in the Offer to Purchase is incorporated herein by reference.

                                      -6-
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Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

          (a) and (b) Solicitations or Recommendations and Employees and Corporate Assets. The information set forth in Item 5(a) "Person/Assets, Retained, Employed, Compensated or Used - Solicitations or Recommendations" in the Schedule 14D-9 is incorporated herein by reference.

Item 15.  Additional Information.

          (b)  Other Material Information.  Not applicable.

Item 16.  Exhibits.

          The following Exhibits are filed herewith:

EXHIBIT NO.                                  DESCRIPTION
-----------           ----------------------------------------------------------

(a)(1) Offer to Purchase, dated June 2, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on June 2, 2000).

(a)(2) Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on June 2, 2000).

(a)(3) Letter to Stockholders of the Company, dated June 2, 2000 (incorporated by reference to Exhibit (a)(3) to the Schedule 14D-9 filed by the Company on June 2, 2000).

(a)(4) Opinion of Morgan Keegan & Company, Inc., dated May 25, 2000 (incorporated by reference to Exhibit (a)(4) to the Schedule 14D-9 filed by the Company on June 2, 2000).

(a)(5) Press Release issued by the Company on May 1, 2000 (incorporated by reference to Exhibit 4 to the Schedule 14D-9/A filed by the Company on May 1, 2000).

(a)(6) Press Release issued by the Company on May 26, 2000 (previously filed on Schedule 14D-9/C filed by the Company on May 26, 2000).

(a)(7) Press Release issued by the Company on June 2, 2000 (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-9 filed by the Company on June 2, 2000).

(a)(8) The Information Statement of the Company, dated June 2, 2000 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on June 2, 2000).

(a)(9) Stockholder Protection Rights Agreement, dated as of February 13, 1997, between the Company and Harris Trust and Savings Bank, as successor rights agent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-k of the Company filed on February 19, 1997).

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(a)(10)               Amendment No. 1, dated as of May 25, 2000, to the
                      Stockholder Protection Rights Agreement, dated as of February 13, 1997, between the Company and Harris Trust and Savings Bank, as successor rights agent (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by the Company on June 2, 2000).

(a)(11) The section entitled "Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" in the Annual Report on Form 10-K of the Company for the year ended December 31, 1999 (incorporated by reference to Exhibit 1 to the Schedule 14D-9 filed by the Company on April 25, 2000).

(b)(1) Form of Subordinated Note between Parent and Mr. Ebbers (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by Parent on June 2, 2000).

(b)(2) Commitment Letter dated May 25, 2000, among Parent, Purchaser and Bank of America, N.A. (incorporated by reference to Exhibit (b)(2) to the Schedule TO filed by Parent on June 2, 2000).

(c) Confidential Memorandum, dated October 11, 1999, prepared by Morgan Keegan & Company, Inc. (incorporated by reference to Exhibit (a)(8) to Amendment No. 1 to Schedule 14D-9 filed by the Company on June 22, 2000).

(d)(1) Plan and Agreement of Merger, dated as of May 25, 2000, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by the Company on June 2, 2000).

(d)(2) Confidentiality Agreement, dated May 1, 2000, between Morgan Keegan & Company, Inc., financial advisor to the Special Committee, and William J. Liles, III (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by the Company on June 2, 2000).

(f) Statement of Appraisal Rights. The information set forth in the Offer to Purchase in Section VI "Appraisal Rights" and Schedule III is incorporated herein by reference.

(g)                   Not Applicable.




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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Leland R. Speed
                              ----------------------------------------
                                              (Signature)

                              Leland R. Speed, Chairman of the Special
                              Committee of the Board of Directors

                              June 22, 2000

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